U.S. SECURITIES AND EXCHANGE COMMISSION

                               WASHINGTON, D.C.

                                  FORM 12B-25

                          NOTIFICATION OF LATE FILING

                                 (CHECK ONE):

        [X] Form 10-K and Form 10-KSB   [  ] Form 20-F   [  ] Form 11-K
               [  ] Form 10-Q and Form 10-QSB   [  ] Form N-SAR

For Period Ended: June 30, 1998

[  ] Transition Report on Form 10-K
[  ] Transition Report on Form 20-F
[  ] Transition Report on Form 11-K
[  ] Transition Report on Form 10-Q
[  ] Transition Report on Form N-SAR

For                   the                   Transition                  Period
Ended:<ellipsis><ellipsis><ellipsis><ellipsis><ellipsis><ellipsis>


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
<ellipsis><ellipsis><ellipsis><ellipsis><ellipsis><ellipsis><ellipsis><
<ellipsis><ellipsis><ellipsis><ellipsis><ellipsis><ellipsis><ellipsis>


PART I--REGISTRANT INFORMATION


Full Name of Registrant:SETECH, INC.

Former Name if Applicable:

AVIATION EDUCATION SYSTEMS, INC.

Address of Principal Executive Office (STREET AND NUMBER):

903 INDUSTRIAL DRIVE, MURFREESBORO, TENNESSEE 37129

PART II--RULES 12B-25 (B) AND (C)


If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)
(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and [Amended in Release No. 34-26589 , effective April 12, 1989, 54 F.R. 10306.]
(c)The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III-NARRATIVE


State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. [Amended in Release No. 34-26589, effective April 12, 1989, 54 F.R. 10306; and Release No. 34-
30968, effective August 13, 1992, 57 FR 36442.]

We are filing this notification of Late Filing as we are unable to complete the financial statements for the twelve months ending June 30, 1998 as management is in the process of reviewing certain transactions related to the acquisition and operation of a key subsidiary resulting in a delay of the first full audit of those operations. As a result, the company is not able, without unreasonable effort or expense, to file it's Form 10-K on or prior to the prescribed filing date.


PART IV--OTHER INFORMATION


(1)Name  and  telephone  number  of  person  to  contact  in  regard  to  this notification
Richard Eddinger                                (615)    890-1755
(Name)(Area Code)(Telephone Number)

(2)Have all other periodic reports required under section 13 or 15(d) of the Securities and Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                           [ X] Yes    [  ] No
(3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                            [X] Yes    [  ] No
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
See EXHIBIT A attached hereto and incorporated herein by reference.
                              SETECH, Inc.
              (Name of Registrant as specified in charter) has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:   9/28/98 By:/s/ Richard Eddinger

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.



                                  ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

332144.1 <<Date>>